November 10, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Scott G. Hodgdon, Staff Attorney

Re:	Switch & Data Facilities Company, Inc.

Form 10-K Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-33302

Dear Mr. Hodgdon:

On behalf of Switch & Data Facilities Company, Inc. (the “Company”), I am writing in response to the comments set forth in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 27, 2008 (the “Comment Letter”). For the convenience of the Staff, each of the Staff’s comments is repeated below, along with the Company’s response to each comment.

Comment 1

Form 10-K for Fiscal Year Ended December 31, 2007

Part IV

Item 15. Exhibits

Exhibits 31.1 and 31.2

1.	We note that you have omitted language from the introduction to paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications to include the introductory language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to “internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))” immediately following your reference to disclosure controls and procedures. Please file an amendment to the Annual Report on Form 10-K that includes a coverage page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Securities and Exchange Commission

November 10, 2008

Response to Comment 1

In response to the Staff’s comment, the Company will file, immediately after it files this letter, an amendment to the Annual Report on Form 10-K in the form requested, specifically revising the certifications to include the introductory language of paragraph 4 of Item 601(31)(i) of Regulation S-K.

Comment 2

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 16

Elements of Compensation, Page 13

2.	In future filings, please discuss more specifically the factors the compensation committee considered in determining the amount and form of compensation awarded to each named executive officer during the last completed fiscal year. Analyze how each compensation element was calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K.

Response to Comment 2

In response to the Staff’s comment, the Company will, in future filings, discuss more specifically the factors the compensation committee considered in determining the amount and form of compensation awarded to each named executive officer. It will also include an analysis of how each element was calculated and how each amount fits into the objectives and policies for each category of compensation.

Comment 3

3.	We note your disclosure on page 16 of your definitive proxy statement that the Compensation Committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

Response to Comment 3

In response to the Staff’s comment, the Company will, in future filings, identify all of the companies that it considers for purposes of benchmarking named executive officer compensation. It will also provide more details as to how the compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of its executive compensation, to the extent applicable.

Securities and Exchange Commission

November 10, 2008

Comment 4

4.	On page 17 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment 4

In response to the Staff’s comment, the Company will, in future filings, disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. The Company will also disclose the extent to which the performance targets are achieved in its future filings.

Comment 5

Summary Compensation Table, page 19

5.	We note your statement on page 18 that you did not grant any equity awards in 2006 due to the pendency of your public offering. However, the Option Awards column of the Summary Compensation Table on page 19 indicates awards for 2006 to certain name executive officers. Please advise.

Response to Comment 5

In response to the Staff’s comment, the Company respectfully submits that the amounts contained in the Option Awards column of the Summary Compensation Table for 2006 reflect the Company’s recognition of expense in accordance with Statement of Financial Accounting Standard No. 123 (Revised), Share-Based Payment (“FAS 123R”), during 2006 with regard to option awards granted prior to 2006. As the Company disclosed on page 15 of its 2006 definitive proxy statement, the Company granted option awards to certain of its executive officers prior to 2006. In accordance with SEC Release No. 33-8765, the Company is required to use the FAS 123R modified prospective transition method for the Item 402 disclosure of awards that were granted before 2006. Under this method, the Company recognized a proportionate share of the grant date fair value (determined under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation), of equity awards that were

Securities and Exchange Commission

November 10, 2008

outstanding at the date FAS 123R was adopted over those awards’ remaining vesting periods. As a result, the Option Awards column of the Summary Compensation Table for 2006 includes the amount of expense of the pre-2006 option awards that the Company recognized, under the modified prospective transition method, during 2006, even though there were no option grants in 2006.

Comment 6

6.	In future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response to Comment 6

In response to the Staff’s comment, the Company will, in future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table and the director compensation table by reference to a discussion of those assumptions contained in its financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.

*    *    *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 10, 2008

The Company believes that the foregoing responds fully to each of the questions in the Staff’s October 27, 2008 Comment Letter. Please let us know if you have any questions about our responses.

Very truly yours,

SWITCH & DATA FACILITIES COMPANY, INC.

By:	/s/ George Pollock, Jr.
George Pollock, Jr.
Senior Vice President and Chief Financial Officer

cc:	Keith Olsen, President and Chief Executive Officer, Switch & Data Facilities Company, Inc.
Clayton Mynard, Vice President, General Counsel and Secretary, Switch & Data Facilities Company, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP